Exhibit 99.1

Fitell Corporation

Registered Company No 389499

(the Company)

NOTICE OF EXTRAODINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Fitell Corporation, a Cayman Islands exempted company with limited liability (the Company) will be held at 23-25 Mangrove Lane, Taren Point 2229, New South Wales, Australia on January 8, 2024 at local time 10:00 a.m.

You are cordially invited to attend the Meeting for the purpose of considering and voting upon, and if thought fit, passing and approving the following resolutions of the Company:

Ordinary Resolution

“THAT, as an ordinary resolution and with immediate effect upon passing, that (1) the Company is authorized to conduct a private placement offering (the “Offering”), in reliance upon exemptions from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D and/or Regulation S promulgated by the Securities and Exchange Commission, in a minimum amount of $3,000,000.00 and a maximum amount of $4,000,000.00 of certain 6% Senior Unsecured Convertible Promissory Notes, with a 6% original issue discount (each a “Note” and collectively, the “Notes”), convertible into the Company’s ordinary shares of US$0.0001 par value each (the “Ordinary Shares”) and to issue to investors, as consideration for purchasing the Notes, a stock purchase warrant to purchase [ ] Ordinary Shares (the “Warrant”), exercisable for a period of five (5) years, at an exercise price of 120% per share of the closing price of an Ordinary Share at of the date of the purchase and issuance of the Notes; (2) the Company is authorized to enter into and execute a securities purchase agreement with Investors identified on the signature page thereto (the “Securities Purchase Agreement”), in substantially the form annexed hereto as Appendix 1; and that pursuant to the Securities Purchase Agreement, the Company is authorized, empowered and directed to issue the Notes, substantially in form of annexed hereto as Appendix 2, and the Warrant, substantially in a form annexed hereto as Appendix 3, and (3) upon conversion of the Notes and exercise of the Warrants; the Company is authorized to issue Ordinary Shares in the amount that may exceed 20% of the Company’s issued and outstanding share capital, it is understood that such approval is required by the Nasdaq Marketplace Rule 5635(d); and (4) that the Notes, the Warrants, and the Ordinary Shares issued upon conversion of the Notes and exercise of Warrants will be dully issued, fully paid, and non-assessable.”

Special Resolution

“THAT, as a special resolution, the Company adopts the amended and restated memorandum and articles of association of the Company (the Amended and Restated Memorandum and Articles of Association), a copy of which is attached hereto as Appendix 4, in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect, and that the registered office provider of the Company be and is hereby authorised to make the necessary filings with the Registrar of Companies of the Cayman Islands (the Cayman Registrar) in connection with the adoption of the Amended and Restated Memorandum and Articles of Association.”

All registered shareholders of the Company at the close of business on December 8, 2023 (the Record Date) are entitled to notice of, and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

This Notice of Meeting is dated December 18, 2023 and is first being mailed to shareholders on or about the same date.

By order of the board,

/s/ Jieting Zhao
Name:	Jieting Zhao
Director

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (Attention to: Registered Office of Fitell Corporation).

A proxy form in electronic copy must be delivered to jamarson@gymdirect.com.au.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on December 8, 2023, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)	The proxy form;

(b)	If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c)	If the proxy form is signed by your attorney -- the authority under which it was signed or a certified copy of the authority.

10	Those documents may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Fitell Corporation

Registered Company No 389499

(the Company)

Proxy Form

I/We1	……………………………………………………………………………………

of	……………………………………………………………………………………

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy Yinying Lu, the Company’s Chief Executive Officer and Director 2

c/o Fitell Corporation, 23-25 Mangrove Lane, Taren Point 2229

New South Wales, Australia……………………………

……………………………………………………………………………………

at the extraordinary general meeting of the Company to be held at 23-25 Mangrove Lane, Taren Point 2229, New South Wales, Australia on January 8, 2024 at local time 10:00 a.m.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution		For	Against	Abstain

Ordinary Resolution

1	It was resolved that, as an ordinary resolution, that (1) the Company is authorized to conduct a private placement offering (the “Offering”), in reliance upon exemptions from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D and/or Regulation S promulgated by the Securities and Exchange Commission, in a minimum amount of $3,000,000 and a maximum amount of $4,000,000.00 of certain 6% Senior Unsecured Convertible Promissory Notes, with a 6% original issue discount (each a “Note” and collectively, the “Notes”), convertible into the Company’s ordinary shares of US$0.0001 par value each (the “Ordinary Shares”) and to issue to investors, as consideration for purchasing the Notes, a stock purchase warrant to purchase [ ] Ordinary Shares (the “Warrant”), exercisable for a period of five (5) years, at an exercise price of 120% per share of the closing price of an Ordinary Share at of the date of the sale and closing of the Notes; (2) the Company is authorized to enter into and execute a securities purchase agreement with Investors identified on the signature page thereto (the “Securities Purchase Agreement”), in substantially the form annexed hereto as Appendix 1, and pursuant to the terms of the Securities Purchase Agreement, the Company is authorized, empowered and directed to issue the Notes, substantially in a form annexed thereto as Appendix 2, and the Warrant, substantially in a form annexed hereto as Appendix 3; and (3) upon conversion of the Notes and exercise of Warrants, the Company is authorized, to issue Ordinary Shares in the amount that may exceed 20% or more of the Company’s outstanding share capital, it is understood that such approval is required by the Nasdaq Marketplace Rule 5635(d).	☐	☐	☐

Special Resolution

1	It was resolved that, as a special resolution, the Company adopts the amended and restated memorandum and articles of association of the Company (the Amended and Restated Memorandum and Articles of Association), a copy of which is attached hereto as Appendix 4, in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect, and that the registered office provider of the Company be and is hereby authorised to make the necessary filings with the Registrar of Companies of the Cayman Islands (the Cayman Registrar) in connection with the adoption of the Amended and Restated Memorandum and Articles of Association.	☐	☐	☐

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorised Officer/Attorney: ________________________3

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

3 To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.

Appendix 1

Form of Securities Purchase Agreement

[FORM OF SECURITIES PURCHASE AGREEMENT]

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of ______, 202___, by and among FITELL CORPORATION, a Cayman Islands exempted company (the “Company”), and the investors listed on the signature pages thereto (each an “Investor” and collectively, the “Investors”).

RECITALS

The Company desires to offer and sell to the Investors, and the Investors desire to purchase from the Company, in one or more closings (the “Offering”), in reliance upon an exemption from securities registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506(b) of Regulation D (“Regulation D”) and/or Regulation S (in case of an offshore transaction that was negotiated outside the United States that will be consummated and closed outside the United States in reliance upon an exemption from securities registration pursuant to Regulation S), as promulgated by the Securities and Exchange Commission (the “SEC”) thereunder, a minimum of $3,000,000.00 (the “Minimum Amount”) and a maximum amount of $4,000,000.00 (the “Maximum Amount”) of certain 6% Senior Unsecured Convertible Promissory Notes, substantially in the form attached as Exhibit A hereto, with a 6% original issue discount (each a “Note” and collectively, the “Notes”), convertible into ordinary shares, par value $0.0001 per share of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Note. In addition, the Company will issue to each Investor as additional consideration for the purchase of the Note, a stock purchase warrant to purchase [ ] Ordinary Shares (the “Warrant”), exercisable for a period of five (5) years, at an exercise price of 120% per share (the “Exercise Price”) of the closing price of an Ordinary Share at each Closing Date (as defined below), and on other terms and conditions as set forth on the Warrant, substantially in the form attached hereto as Exhibit B.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Purchase and Sale of Notes.

1.1 Issuance and Sale of Notes. Subject to the terms and conditions of this Agreement, the Investor[s severally and not jointly] agree to purchase at the Closing (as hereafter defined), and the Company agrees to issue and sell to the Investors at the Closing, the Notes and Warrants in principal amount set forth on each Investor’s signature page hereto, which will be reflected opposite such Investor’s name of the Schedule of Investors attached hereto.

1.2 Closing.

(a) First Closing. Subject to the terms and conditions set forth in this Agreement and at such time as the Company and Investors mutually agree, the Company shall issue and sell to each Investor, and each Investor shall, severally and not jointly, purchase from the Company at the first closing, the Notes in principal amount as set forth on the signature page attached hereto, which will be reflected opposite such Investor’s name on the Schedule of Investors attached hereto (the “First Closing”). The date of the First Closing is hereinafter referred to as the “First Closing Date”.

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(b) Subsequent Closing(s). Subject to the terms and conditions set forth in this Agreement, the Company may have subsequent closings at which the Company shall issue and sell to each Investor, and each such Investor shall, severally and not jointly, purchase from the Company on the Subsequent Closing Date (as hereafter defined) the Notes in the principal amount as set forth on the signature pages attached hereto, which will be reflected opposite such Investor’s name on Schedule of Investors attached hereto (a “Subsequent Closing”). There may be more than one Subsequent Closing. The date of any Subsequent Closing is hereinafter referred to as a “Subsequent Closing Date”). Notwithstanding the foregoing, the maximum principal amount of the Notes to be sold at the First Closing and all Subsequent Closings shall be the Maximum Offering Amount, and the date upon which the Notes are sold hereunder shall be referred to as the “Final Closing Date.” The First Closing and any applicable Subsequent Closings are each referred to in this Agreement as a “Closing.” The First Closing Date, any Subsequent Closing Dates and the Final Closing Date are sometimes referred to herein as a “Closing Date.” The Company may sell the Notes through [          ] (as such date may be extended by the Company, the “Offering Period”).

(c) Closing Location. All Closings shall occur remotely via the exchange of documents and signatures.

(d) Acceptance of Subscriptions. Each Investor understands and agrees that the Company, in its sole and absolute discretion, reserves the right to accept or reject any subscription for the Notes, in whole or in part. If the subscription is rejected in whole or the Offering is terminated, all funds in whole or in part, in its sole discretion, subject to the obligation to return to the Investor, without interest or deduction, any funds paid by the Investor with respect to a rejected subscription or portion thereof. If this subscription is rejected in part, the funds for the rejected portion of this subscription will be returned without interest or offset, and this subscription will continue in full force and effect to the extend this subscription was accepted.

1.3 Form of Payment. Each Investor shall pay the purchase price equal to the 6% original discount of the principal amount of the Note being subscribed for (the “Purchase Price”), to be issued and sold to it at the Closing (as defined below), by wire transfer of immediately available funds to the Company, in accordance with the Company’s written wiring instructions, against delivery of the Notes, and (ii) the Company shall deliver such duly executed Note and Warrant on behalf of the Company, to each Investor, against delivery of such Purchase Price.

1.4 Warrant. On or before the Closing Date, the Company shall issue the Warrant to the Investors pursuant to the terms contained therein, which shall be earned in full as of each Closing Date.

2. Representations and Warranties of the Company. The Company represents and warrants to the Investors as of the Closing Date that:

2.1 Organization and Qualification. The Company and each of its Subsidiaries (as defined below), if any, is a company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or formed, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Subsidiaries of the Company and the jurisdiction in which each is incorporated is set forth on Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023. The Company and each of its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership or use of property or the nature of the business conducted by it makes such qualification necessary except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. “Material Adverse Effect” means any material adverse effect on the business, operations, assets, financial condition or prospects of the Company or its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith. “Subsidiaries” means any corporation or other organization, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, any equity or other ownership interest.

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2.2 Authorization; Enforcement. The Company has all requisite corporate power and authority to enter into and perform this Agreement, the Note, the Warrant and to consummate the transactions contemplated hereby and thereby and to issue the Note, the shares of Ordinary Shares (the “Conversion Shares”) issuable upon due conversion of the Note, the Warrant and the shares of Ordinary Shares (the “Warrant Shares”) convertible upon due exercise of the Warrant (collectively, the Note, the Warrant, the Conversion Shares and the Warrant Shares, the “Securities”), in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the Securities by the Company and the consummation by it of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Note and Warrant, as well as the issuance and reservation for issuance of the Conversion Shares and the Warrant Shares issuable upon conversion of the Note and/or exercise of the Warrant) have been duly authorized and approved by the Company’s Board of Directors and no further consent or authorization of the Company, its Board of Directors, its shareholders, or its debt holders is required, except that in accordance with Nasdaq Marketplace Rule 5635, prior to the issuance of equity securities equal to or greater than 20% of the outstanding share capital of the Company, the Company shall obtain approval from holders of the Company’s equity securities; (iii) this Agreement, the Note and Warrant (together with any other instruments executed in connection herewith or therewith) have been duly executed and delivered by the Company by its authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement, the Note and Warrant and the other instruments documents executed in connection herewith or therewith and bind the Company accordingly, and (iv) this Agreement constitutes, and upon execution and delivery by the Company of the Note and Warrant, each of such instruments will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, , except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

2.3 Capitalization; Governing Documents. As of the Closing Date, the Company is authorized to issue 500,000,000 Ordinary Shares with a par value $0.0001 each. All of such outstanding shares of the Company are, duly authorized, validly issued, fully paid and non-assessable. No shares of the Company are subject to preemptive rights or any other similar rights of the shareholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company. As of the effective date of this Agreement, other than as publicly announced prior to such date and reflected in the SEC Documents of the Company (as defined below) (i) there are no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of the Company or any of its Subsidiaries, or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of the Company or any of its Subsidiaries, (ii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of its or their securities under the Securities Act and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the issuance of any of the Securities.

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2.4 Issuance of Conversion Shares and Warrant Shares. The Conversion Shares and Warrant Shares are duly authorized and reserved for issuance and, upon conversion of the Note and/or exercise of the Warrant in accordance with its terms, will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Company and will not impose personal liability upon the holder thereof.

2.5 Issuance of Warrant. The issuance of the Warrant is duly authorized and will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Company and will not impose personal liability upon the holder thereof.

2.6 Acknowledgment of Dilution. The Company understands and acknowledges the potentially dilutive effect of the Conversion Shares and the Warrant Shares to the Ordinary Shares upon the conversion of the Notes and/or exercise of the Warrant. The Company further acknowledges that its obligation to issue, upon conversion of the Notes and/or exercise of the Warrant, the Conversion Shares and/or Warrant Shares, are absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

2.7 No Conflicts. Conditioned upon the representations and warranties of Investors in Section 3 hereof being true and correct, the execution, delivery and performance of this Agreement and the Note and the Warrant by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a material breach of, or conflict with any of the terms and provisions of, or constitute a material default under, or result in the creation, modification, termination or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Company’s Memorandum and Articles of Association (as the same may be amended or restated from time to time, the “Charter”); or (iii) violate any existing applicable law, rule, regulation, judgment, order or regulations of any self-regulatory organizations applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iv) trigger any anti-dilution provision contained in any other contract in which the Company is a party thereto or any security issued by the Company. Neither the Company nor any of its Subsidiaries is in default (and no event has occurred which with notice or lapse of time or both could put the Company or any of its Subsidiaries in default) under, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party or by which any property or assets of the Company or any of its Subsidiaries is bound or affected, except for possible defaults as would not, individually or in the aggregate, have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the Securities Act or Principal Market (as defined below), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self-regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement and the Note in accordance with the terms hereof or thereof or to issue and sell the Note in accordance with the terms hereof and, upon conversion of the Note and/or exercise of the Warrant, issue Conversion Shares and/or Warrant Shares as applicable. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Ordinary Shares are listed on the NASDAQ Capital Market, and the Company is not in violation of the listing requirements of NASDAQ Capital Market, and has taken no action designed to, or likely to have the effect of, delisting the Ordinary Shares, nor has the Company received any written notification that the Principal Market is contemplating terminating such listing. Principal Market (as defined herein) and does not reasonably anticipate that the Ordinary Shares will be delisted by the Principal Market in the foreseeable future. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The “Principal Market” shall mean the principal securities exchange or trading market where such Ordinary Shares is listed or traded, including but not limited to any tier of the NASDAQ Stock Market (including NASDAQ Capital Market), or the NYSE American, or any successor to such markets.

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2.8 SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof). As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to June 30, 2023, and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, which, individually or in the aggregate, are not material to the financial condition or operating results of the Company. The Company is subject to the reporting requirements of the Exchange Act. The Company has never been a “shell company” as described in Rule 144(i)(1)(i).

2.9 No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the Securities Act of the issuance of the Securities to the Investors. The issuance of the Securities to the Investors will not be integrated with any other issuance of the Company’s securities (past, current or future) for purposes of any shareholder approval provisions applicable to the Company or its securities.

2.10 No Brokers; No Solicitation. The Company has taken no action which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby. The Company acknowledges and agrees that neither the Investor nor its employee(s), member(s), beneficial owner(s), or partner(s) solicited the Company to enter into this Agreement and consummate the transactions described in this Agreement. The Company represents and warrants that neither the Investor nor its employee(s), member(s), beneficial owner(s), or partner(s) is required to be registered as a broker-dealer under the Exchange Act in order to (i) enter into or consummate the transactions encompassed by this Agreement, the Note, Warrants, and the related subscription documents entered into in connection herewith (the “Subscription Documents”), (ii) fulfill the Investor’s obligations under the Subscription Documents, or (iii) exercise any of the Investors’ rights under the Subscription Documents (including but not limited to the sale of the Securities).

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3. Representations and Warranties of Investors. Each of the Investors, severally and not jointly, hereby represents and warrants that:

3.1 Authorization. Investor (i) if a natural person, represents that Investor has reached the age of 21 and has full power and authority to execute and deliver this Agreement and all other Subscription Documents and to carry out the provisions hereof and thereof; (ii) if a corporation, partnership, or limited liability company or partnership, or association, joint stock company, trust, unincorporated organization or other entity, represents that such entity was not formed for the specific purpose of acquiring the Securities; such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Agreement and all other Subscription Documents and to carry out the provisions hereof and thereof and to purchase and hold the Securities and the execution and delivery of this Agreement has been duly authorized by all necessary action, this Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom Investor is executing this Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Agreement and make an investment in the Company, and represents that this Agreement constitutes a legal, valid and binding obligation of such entity.

3.2 Purchase Entirely for Own Account. The Note and Warrant to be purchased by the Investor, and the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of Warrant will be acquired for investment for the Investor’s own account and not with a view to the resale or distribution of any part thereof, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Investor does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to any person with respect to any of the Securities.

3.3 Accredited Investor. Such Investor is, and will be at the time of the conversion of the Notes, if any, an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated by the Commission under the Securities Act is experienced in investments and business matters, has made investments of a speculative nature and has purchased securities of United States privately-owned companies in the early stages of development in private placements in the past and, with its representatives, if any, has such knowledge and experience in financial, tax and other business matters as to enable such Investor to utilize the information made available by the Company to evaluate the merits and risks of, and to make an informed investment decision with respect to, the proposed purchase, which such Investor hereby agrees represents a speculative high-risk investment. Such Investor has the authority and is duly and legally qualified to purchase and own the Notes and Warrants. Such Investor is and acknowledges that it is able to fend for itself, able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof. Investor represents that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, as evidenced on the Accredited Investor Certification, completed by the Investor, attached hereto as Schedule 1.

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3.4 Restricted Securities. Such Investor understands that the Securities have not been registered under the Securities Act, are and will be characterized as “Restricted Securities” under federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, and such Investor shall not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Securities unless pursuant to an effective registration statement under the Securities Act, or unless an exemption from registration is available. Notwithstanding anything to the contrary contained in this Agreement, such Investor may transfer (without restriction and without the need for an opinion of counsel) such securities to its Affiliates, provided that each such Affiliate is an “accredited investor,” as such term is defined under Regulation D, and such Affiliate agrees in writing to be bound by the terms and conditions of this Agreement. For the purposes of this Agreement, an “Affiliate” of any person or entity means any other person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such person or entity. For purposes of this definition, “control” means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

3.5 High Risk and Speculative Investment. Investor recognizes that the purchase of the Notes and the Warrants involve a high degree of risk including, but not limited to, the Risk Factors contained in the Company Annual Report on Form 20-F and other SEC Documents and the following: (a) the Company is likely to require funds in addition to the proceeds of the Offering; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the securities offered in this Offering; (c) the Investor may not be able to liquidate its investment; (d) transferability of the Securities is extremely limited and (e) the Company may issue additional securities in the future which have rights and preferences that are senior to those of the Notes, and the other Securities. Investor has reviewed, or had the opportunity to review, all the SEC Documents and all Risk Factors and Forward-Looking Statements disclaimers contained therein.

3.6 General Solicitation. The offer to sell the Notes and the Warrant was directly communicated to such Investor by the Company. Investor is not purchasing the Notes and the Warrant as a result of any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet (including, without limitation, internet “blogs,” bulletin boards, discussion groups and social networking sites) in connection with the Offering and is not subscribing for the Notes and did not become aware of the Offering through or as a result of any seminar or meeting to which the Investor was invited by, or any solicitation of a subscription by, a person not previously known to the Investor.

3.7 Legends. It is understood that the Securities will bear the following legend or a legend substantially similar in scope:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN [THIS CERTIFICATE] [THIS NOTE]. THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT.”

3.8 Disqualification. Such Investor represents that neither such Investor nor any person or entity with whom such Investor shares beneficial ownership of the Securities is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

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3.9 Representations in Reliance on Regulation S. Investor understands that in order to rely on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act, the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the applicability of such exemptions and the suitability of the Investor to acquire the Securities. In this regard, the Investor represents, warrants and agrees that:

(i) The Investor is not a U.S. Person1 and is not an affiliate (as defined in Rule 50l(b) under the Securities Act) of the Company and is not acquiring the Securities, including the Notes and Warrants, for the account or benefit of a U.S. Person;

(ii) At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Investor was outside of the United States.

(iii) The Investor will not, during the period commencing on the date of issuance of the Notes and ending on the six month anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Securities in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

(iv) The Investor will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Securities only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities laws.

(v) The Investor was not in the United States, engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Securities, including without limitation, any put, call or other option transaction, option writing or equity swap, unless in compliance with the Securities Act.

(vi) Neither the Investor nor or any person acting on his or its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Securities and the Investor and any person acting on his or its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act.

(vii) The transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

1 A “U.S. Person” means any one of the following: (a) any natural person resident in the United States of America; (b) any partnership or corporation organized or incorporated under the laws of the United States of America; (c) any estate of which any executor or administrator is a U.S. person; (d) any trust of which any trustee is a U.S. person; (e) any agency or branch of a foreign entity located in the United States of America; (f) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (g) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; and (h) any partnership or corporation if: (1) organized or incorporated under the laws of any foreign jurisdiction; and (2) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

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(viii) Neither the Investor nor any person acting on his or its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Securities. The Investor agrees not to cause any advertisement of the Securities to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Securities, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws.

(ix) Each certificate representing the Securities shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state securities laws:

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

3.10 Additional Agreements. Investor acknowledges, understands and agrees that if the Investor receives any Conversion Shares or Warrant Shares, Investor may be required to enter and Investor agrees to enter into certain documents, instruments and agreements in connection with the receipt of such Conversion Securities as further described in the Note. Such documents, instruments and agreements may contain restrictions on transferability and other terms, conditions and provisions in addition to those described herein.

4. ADDITIONAL COVENANTS, AGREEMENTS AND ACKNOWLEDGEMENTS.

4.1 Best Efforts. The parties shall use their best efforts to satisfy timely each of the conditions described in Section 5 of this Agreement.

4.2 Form D; Blue Sky Laws. The Company agrees to file a Form D with respect to the Securities if Securities are sold and issued under Regulation D and to provide a copy thereof to the Investors promptly after such filing. If the sale of Securities to Investors at any Closing were sold in any state of the United States, the Company agrees to file notices under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Investors.

4.3 Use of Proceeds. The Company shall use the proceeds for working capital purposes.

4.4 No Integration. The Company shall not make any offers or sales of any security (other than the Securities) under circumstances that would require registration of the Securities being offered or sold hereunder under the Securities Act or cause the offering of the Securities to be integrated with any other offering of securities by the Company for the purpose of any shareholder approval provision applicable to the Company or its securities.

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4.5 Disclosure of Transactions and Other Material Information. Promptly, but not more that within four (4) business days of the First Closing, the Company shall file a report on Form 6-K (if required) describing the terms of the transactions contemplated by this Agreement in the form required by the Exchange Act and attaching this Agreement, the form of Note (the “6-K Filing”). From and after the filing of the 6-K Filing with the SEC, the Investor shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents that is not disclosed in the 6-K Filing. In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Investors or any of its affiliates, on the other hand, shall terminate.

4.6 Non-Public Information. The Company covenants and agrees that neither it, nor any other person acting on its behalf will provide each Investor or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the Investors shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that the Investor shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to the Investor without such Investor’s consent, the Company hereby covenants and agrees that such Investor shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or affiliates, not to trade on the basis of, such material, non- public information, provided that the Investors shall remain subject to applicable law. To the extent that any notice provided, information provided, or any other communications made by the Company, to the Investors, constitutes or contains material non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice or other material information with the SEC pursuant to a Current Report on Form 6-K.

4.7. Transfer Agent Instructions. The Company shall issue irrevocable instructions to the Company’s transfer agent to issue certificates and/or issue shares electronically at each Investor’s option, registered in the name of the Investor or its nominee, upon conversion of the Notes and/or exercise of the Warrant, in such amounts as specified from time to time by the Investor to the Company in accordance with the terms thereof (the “Irrevocable Transfer Agent Instructions”). In the event that the Company proposes to replace its transfer agent, the Company shall provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to this Agreement (including but not limited to the provision to irrevocably reserved Ordinary Shares in the number required for the issuance of the Conversion Shares and the Warrant Shares signed by the successor transfer agent to the Company and the Company.

5. CLOSING CONDITIONS

5.1 Conditions Precedent to the Obligations of the Investors. The obligations of the Investors to purchase the Notes and acquire the Warrants at each Closing are subject to the satisfaction or waiver by each Investor, at or before the Closing of each of the following conditions:

(a) Execution of the Agreement. The Company shall have executed this Agreement and delivered the same to each Investor.

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(b) Delivery of the Note and Warrant. The Company shall have delivered to each Investor the duly executed Note and Warrant in such denominations as each Investor shall purchase and in accordance with Section 1(b) above.

(c) Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of Closing Date, as though made at such time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

(d) No litigation. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

(e) No Material Adverse Effect. No event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company including but not limited to a change in the Exchange Act reporting status of the Company or the failure of the Company to be timely in its Exchange Act reporting obligations.

(f) No Suspension. Trading in the Ordinary Shares on the Principal Market shall not have been suspended by the SEC, or the Principal Market.

(g) Officer’s Certificate. The Company shall have delivered to the Investors (i) a certificate executed by the Company’s officer evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity’s jurisdiction of formation issued by the Registrar of Corporations (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Closing Date and (ii) resolutions adopted by the Company’s Board of Directors at a duly called meeting or by unanimous written consent authorizing this Agreement and all other documents, instruments and transactions contemplated hereby.

(h) Trading Market Approval. The Company shall have submitted a Listing of Additional Shares Notification Form with NASDAQ relating to the issuance of the Warrants, and, upon conversion of the Notes, the Conversion Shares, and upon exercise of the Warrants, the applicable Warrant Shares at least 15 days prior to the First Closing and the issuance of the Notes and the Warrant; and the shareholders of the Company approved the issuance of 20% or more of the Company’s issued and outstanding share capital in this Offering, as required by and Nasdaq Marketplace Rule 5635.

(i) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Documents to be performed, satisfied or complied with by it at or prior to each Closing.

(j) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Subscription Documents.

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5.2 Conditions Precedent to the Obligations of the Company. The obligations of the Company to issue the Notes and the Warrants are subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a) Execution of the Agreement and Payment of the Purchase Price. Each Investor shall have executed this Agreement, and delivered the same to the Company and shall have delivered the Purchase Price in accordance with Section 1(b) above.

(b) Representations and Warranties. The representations and warranties of each Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

(c) Performance. Each Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Documents to be performed, satisfied or complied with by the Investor at or prior to each Closing; and

(d) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Subscription Documents.

6. Miscellaneous.

(a) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement, the Note, or any other agreement, certificate, instrument or document contemplated hereby shall be brought in the State of New York or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Columbia. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement, the Note, or any other agreement, certificate, instrument or document contemplated hereby or thereby by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

(b) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. A facsimile or .pdf signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or .pdf signature. Delivery of a counterpart signature hereto by facsimile or email/.pdf transmission shall be deemed validly delivery thereof.

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(c) Construction; Headings. This Agreement shall be deemed to be jointly drafted by the Company and the Investors and shall not be construed against any person as the drafter hereof. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. In the event that any provision of this Agreement, the Note, or any other agreement or instrument delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Agreement, the Note, or any other agreement, certificate, instrument or document contemplated hereby or thereby.

(e) Entire Agreement; Amendments. This Agreement, the Note, the Warrant and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor each Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement or any agreement or instrument contemplated hereby may be waived or amended other than by an instrument in writing signed by such Investor.

(f) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, e-mail or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by e-mail or facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company, to:

FITELL CORPORATION

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

Attention:

If to the Investor:

To the address indicated on the signature page to this Agreement.

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(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor the Investors shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other. Notwithstanding the foregoing, the Investor may assign its rights hereunder to any person that purchases Securities in a private transaction from the Investor or to any of its “affiliates,” as that term is defined under the Exchange Act, without the consent of the Company.

(h) Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i) Survival. The representations and warranties of the Company and the agreements and covenants set forth in this Agreement shall survive the closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Investors. Each Investor agrees to indemnify and hold harmless the Company and all their officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by the Investors of any of their representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(l) Indemnification. In consideration of each Investor’s execution and delivery of this Agreement and acquiring the Securities hereunder, and in addition to all of the Company’s other obligations under this Agreement or the Note, the Company shall defend, protect, indemnify and hold harmless the Investors and their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Note or any other agreement, certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, the Note or any other agreement, certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of this Agreement, the Note or any other agreement, certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, or (iii) the status of such Investor or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by this Agreement. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Securities Purchase Agreement is executed as of the ___ day of ___________, 202__.

Principal Amount of Note:

Actual Amount of Purchase Price of Note:

Warrant:
Signature of Investor:
Name of Investor:
Address of Investor

ACCEPTED BY:

FITELL CORPORATION

Signature of Authorized Signatory:

Name of Authorized Signatory:

Date of Acceptance:

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Schedule 1

ACCREDITED INVESTOR CERTIFICATION

For Individual Investors Only

(all Individual Investors must INITIAL where appropriate):

Initial _______ I have an individual net worth, or joint net worth with my spouse or spousal equivalent, as of the date hereof in excess of $1 million. For purposes of calculating net worth under this category, (i) the undersigned’s primary residence shall not be included as an asset, (ii) indebtedness that is secured by the undersigned’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability, (iii) to the extent that the indebtedness that is secured by the primary residence is in excess of the fair market value of the primary residence, the excess amount shall be included as a liability, and (iv) if the amount of outstanding indebtedness that is secured by the primary residence exceeds the amount outstanding 60 days prior to the execution of this Subscription Agreement, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability.

Initial _______ I have had an annual gross income for the past two years of in excess of $200,000 (or $300,000 jointly with my spouse or spousal equivalent) and expect my income (or joint income, as appropriate) to reach the same level in the current year.

Initial _______ I am a director or executive officer of Fitell Corporation.

Initial _______ I am a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Licensed Investment Adviser Representative license (Series 65), each as issued by the Financial Industry Regulatory Authority, Inc.

Initial ______ I/we, am/are the grantor(s) of a revocable trust who meets one of the above categories (check all that apply).

For Non-Individual Investors

(all Non-Individual Investors must INITIAL where appropriate):

Initial _______ The investor certifies that it is a partnership, corporation, limited liability company or business trust that is 100% owned by persons who meet at least one of the criteria for Individual Investors set forth above.

Initial _______ The investor certifies that it is a partnership, corporation, limited liability company or any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

Initial _______ The investor certifies that it is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended, whose investment decision is made by a plan fiduciary (as defined in ERISA §3(21)) that is a bank, savings and loan association, insurance company or registered investment adviser.

Initial _______ The investor certifies that it is an employee benefit plan whose total assets exceed $5,000,000 as of the date of this Agreement.

Initial _______ The investor certifies that it is a self-directed employee benefit plan whose investment decisions are made solely by persons who meet either of the criteria for any Individual Investors.

Initial _______ The investor certifies that it is a U.S. bank, U.S. savings and loan association or other similar U.S. institution acting in its individual or fiduciary capacity.

Initial _______ The investor certifies that it is a broker-dealer registered pursuant to §15 of the Securities Exchange Act of 1934, as amended.

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Initial _______ The investor certifies that it is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of investing in the Company, and whose purchase is directed by a person with such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

Initial _______ The investor certifies that it is a plan established and maintained by a state or its political subdivisions, or any agency or instrumentality thereof, for the benefit of its employees, and which has total assets in excess of $5,000,000.

Initial _______ The investor certifies that it is an insurance company as defined in §2(13) of the Securities Act.

Initial _______ The investor certifies that it is an investment company registered under the Investment Company Act of 1940, as amended, or a business development company as defined in Section 2(a)(48) of that Act.

Initial _______ The investor certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended.

Initial _______ The investor certifies that it is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

Initial ________ The investor certifies that it is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940, as amended.

Initial ________ The investor certifies that is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act of 1972, as amended.

Initial ________ The investor certifies that (A) it is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended, (i) with assets under management in excess of $5,000,000, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a “family client” as defined in Rule 202(a)(11)(G)-1 of the Investment Advisers Act of 1940, as amended, of a family office meeting the criteria specified above.2

Initial ________ The investor certifies that it is an entity not listed above that owns “investments,”3 in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered.4

2 “Family offices” are generally defined under 275.202(a)(11)(G)-1 as private advisory entities established by families to manage their assets, plan for their families’ financial future, provide other services to family members, and do not hold themselves out to the public as investment advisers. The SEC has previously observed that single family offices generally serve families with at least $100 million or more of investable assets.

3 Generally defined by Rule 2a51-1(b) under the Investment Company Act of 1940, as amended, as investments in independently controlled companies meeting certain minimum requirements and held for investment purposes.

4 Such additional forms of entities covered by this clause include, but are not limited to, Indian tribes, governmental bodies, funds, and entities organized under the laws of foreign countries.

17

EXHIBIT A

FORM OF NOTE

[attached hereto]

18

EXHIBIT B

FORM OF WARRANT

[attached hereto]

19

Appendix 2

Form of Senior Unsecured Convertible Note

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE SECURITIES LAWS.

FITELL CORPORATION

[FORM OF SENIOR UNSECURED CONVERTIBLE PROMISSORY NOTE]

Note Principal Amount:	$_____________
Date of Note:	[______], 202_

FOR VALUE RECEIVED, Fitell Corporation, a Cayman Islands exempted company (the “Company”), promises to pay to _____[Investor Name] (“Investor”), or its registered assigns, in lawful money of the United States of America the principal sum as set forth above, together with simple interest accrued on the unpaid and unconverted principal balance at a rate of six percent (6%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days from the date of this Senior Unsecured Convertible Promissory Note (this “Note”) as set forth above (the “Issue Date”) until ____, 202_], which is thirty-six (36) months from the Issue Date (the “Maturity Date”) or upon acceleration or by prepayment or otherwise. This Note may not be prepaid in whole or in part except as otherwise explicitly set forth herein. This Note is one in a series of similar senior unsecured convertible promissory notes (collectively, the “Notes”) issued pursuant to the Securities Purchase Agreement, dated ______ __, 202__ (as may be amended from time to time and including the exhibits thereto, the “Purchase Agreement”) by and among the Company and Investors indicated on the signature pages thereto. All capitalized terms used herein, and not otherwise defined, shall have the meaning ascribed thereto in the Purchase Agreement. This Note was issued with a 6% original issue discount in the amount of [    ].

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees.

ARTICLE I. PAYMENT AND PREPAYMENT

1.1 Interest. Accrued interest on the unpaid principal amount of this Note shall be payable on the earlier of (i) on or after the Maturity Date upon delivery by Investor of written request for payment or (ii) conversion of this Note as set forth herein. Upon the occurrence of any Events of Defaults under Article III, interest on the updated outstanding principal amount shall accrue at rate of __% per month (6% annual) until paid. All payments shall be made at such address as the Investor shall hereafter give to the Company by written notice made in accordance with the provisions of this Note.

1.2 Prepayment. Notwithstanding anything to the contrary contained in this Note, the Company shall have the right to prepay all or any portion of the outstanding balance on this Note (principal, accrued interest), (such elected amount being the “Optional Prepayment Amount”), in accordance with this Section 1.2 at any time following the Issue Date. To exercise this right, the Company shall deliver written notice (the “Optional Prepayment Notice”) to the Investor five business days prior to the date of the Optional Prepayment Amount, at the Investor’s registered addresses, stating: (1) that the Company is exercising its right to prepay the Note; (2) the date of prepayment which shall be not more than five (5) business days from the date of the Optional Prepayment Notice; and (3) the amount of the Optional Prepayment Amount that the Company is paying. Notwithstanding receipt of the Optional Prepayment Notice by the Investor, the Investor may convert, or continue to convert the Note in whole or in part until the Optional Prepayment Amount is paid to the Investor. On the date fixed for prepayment (the “Optional Prepayment Date”), the Company shall make payment of the Optional Prepayment Amount to or upon the order of the Investor as specified by the Investor in writing to the Company at least one (1) business day prior to the Optional Prepayment Date.

ARTICLE II. CONVERSION RIGHTS

2.1 Voluntary Conversion. Subject to the Company’s right, but not the obligation, to elect Mandatory Conversion, as described in Section 2.2 below, the Investor shall have the right from time to time, and at any time following the Issue Date and ending on the later of: (i) the Maturity Date and (ii) the date of payment upon any Event of Default (as defined in Articles III), to convert all or any part of the remaining outstanding principal amount of the Note and unpaid interest on the date of conversion (the “Conversion Amount”) into fully paid and non-assessable Ordinary Shares, at the Conversion Price (as defined below) by delivering to the Company in writing the conversion notice in the form attached hereto as Exhibit A (the “Notice of Conversion”). The number of Ordinary Shares to be issued upon each voluntary conversion of this Note shall be determined by dividing the Conversion Amount by the applicable Conversion Price then in effect on the date specified in the Notice of Conversion. Subject to the adjustments described herein, the conversion price with respect to the voluntary conversion under this Section 2.1 (the “Conversion Price”) shall be equal to the price per share of the daily volume-weighted average price (“VWAP”) for the Company’s Ordinary Shares as reported on The Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however, that the Conversion Price shall not be lower than $0.80 per share (the “Floor Price”). The Conversion Price and the Floor Price will be subject to equitable adjustments for share splits, share dividends, combinations, recapitalization, reclassifications, extraordinary distributions and similar events, provided no adjustments shall be made if this would result in the Conversion Price and the Floor Price to be lower than the par value of the Ordinary Shares, in which case such Conversion Price and the Floor Price will be deemed to be the par value of the Ordinary Shares.

2.2 Mandatory Conversion. Notwithstanding anything to the contrary set forth in Section 2.1 above, the Company will have the right, but not the obligation, at any time after the six month anniversary of the Issue Date, to require the Investor to convert the outstanding principal amount of the Note and unpaid interest into Ordinary Shares if the closing price per share of Ordinary Shares exceeds $10.00 per share at any time after the six month anniversary of the Issue Date as reported on The Nasdaq Capital Market.

2.3 Surrender of Note Upon Conversion. Upon conversion of this Note in accordance with the terms hereof, the Investor shall not be required to physically surrender this Note to the Company unless the entire unpaid principal amount of this Note is converted. The Investor and the Company shall maintain records showing the principal amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Investor and the Company, so as not to require physical surrender of this Note upon each such conversion.

2

2.4 Authorized Shares. The Company covenants that during the period the conversion right exists, the Company will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares, free from preemptive rights, to provide for the issuance of Ordinary Shares upon the full conversion of this Note issued pursuant to the Purchase Agreement.

2.5. Delivery of Ordinary Shares Upon Conversion. Upon receipt by the Company of a Notice of Conversion and the Company registering the issuance of Ordinary Shares upon Conversion on its register of members, the Investor shall be deemed to be the holder of record of the Ordinary Shares issuable upon such conversion, the outstanding principal amount and the amount of accrued and unpaid interest on this Note shall be reduced to reflect such conversion, and, unless the Company defaults on its obligations hereunder, all rights with respect to the portion of this Note being so converted shall forthwith terminate except the right to receive the Ordinary Shares or other securities, cash or other assets, as herein provided, on such conversion. If the Investor shall have given a Notice of Conversion as provided herein, the Company’s obligation to issue and deliver the certificates for Ordinary Shares, or if the Ordinary Shares to be issued are in uncertificated form, the statements reflecting the ownership of the Ordinary Shares by the Investor shall be absolute and unconditional, irrespective of the absence of any action by the Investor to enforce the same, any waiver or consent with respect to any provision thereof, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Investor in connection with such conversion.

2.6 Restricted Shares. The number of Ordinary Shares issuable upon conversion of this Note may not be sold or transferred unless: (i) such shares are sold pursuant to an effective registration statement under the Securities Act or (ii) the Company or its transfer agent shall have been furnished with an opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the Ordinary Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration (such as Rule 144 or a successor rule) (“Rule 144”); or (iii) in case such shares are transferred to an “affiliate” (as defined in Rule 144) of the Investor who agrees to sell or otherwise transfer the shares only in accordance with this Section 2.6 and who is an Accredited Investor (as defined in Rule 501(a) of the Securities and Exchange Commission).).

2.7. Fractional Shares; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to Investor upon the conversion of this Note, the fractional share will be rounded to the nearest whole Ordinary Share. Upon payment of this Note in full or the conversion of this Note in full and the payment of the amounts specified in this paragraph, as the case may be, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

ARTICLE III. EVENTS OF DEFAULT

The occurrence of any of the following shall constitute an “Event of Default” under this Note and the other Subscription Documents:

3.1 Failure to Pay Principal and Interest. The Company shall fail to pay (i) when due any principal payment on the due date hereunder, or (ii) any interest payment or other payment required under the terms of this Note on the date due and such payment shall not have been made within five (5) business days of the due date thereof; or

3.2 Breach of Covenants. The Company shall default in the performance of, or violate any material covenants and agreements contained in this Note or the Purchase Agreement and such breach continues for a period of twenty (20) business days after written notice thereof to the Company from the Investor; or

3

3.3 Breach of Representation or Warranties. Any representation, warranty or certification made by or on behalf of the Company in this Note or the Purchase Agreement shall have been false and misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Investor with respect to this Note or the Purchase Agreement; or

3.4 Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

3.5 Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement; or

3.6 Conversion and the Shares. The Company fails to issue Ordinary Shares to the Investor (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Investor of the conversion rights of the Investor in accordance with the terms of this Note, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for Ordinary Shares issued to the Investor upon conversion of or otherwise pursuant to this Note as and when required by this Note, the Company directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for Ordinary Shares to be issued to the Company upon conversion of or otherwise pursuant to this Note as and when required by this Note, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any number of Ordinary Shares issued to the Investor upon conversion of or otherwise pursuant to this Note as and when required by this Note (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for five (5) business days after the Investor shall have delivered a Notice of Conversion; or

3.7 Delisting of Ordinary Shares. The Company shall fail to maintain the listing of the Ordinary Shares on at the Principal Market, which includes The Nasdaq Capital Market where currently the Company’s Ordinary Shares are listed; or

3.8 Failure to Comply with the Exchange Act. The Company shall fail to comply with the reporting requirements of the Exchange Act; and/or the Company shall cease to be subject to the reporting requirements of the Exchange Act; or

4

3.9 Rights of Investor upon Default. Upon the occurrence of any Event of Default (and at any time thereafter during the continuance of such Event of Default, Investor may by written notice to the Company, declare all outstanding payment obligations under the Note payable by the Company hereunder to be immediately due and payable without any other presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Subscription Documents to the contrary notwithstanding. Following an Event of Default, interest shall accrue at rate of __% per month (6% annual) until paid. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, the Investor shall have the right, at its option, at any time after the requisite Rule 144 holding period, to require the Company, upon written notice, to immediately convert all or any outstanding amount of the principal and accrued interest thereon into a number of Ordinary Shares based on the conversion price equal to the price per share of the daily volume-weighted average price (“VWAP”) for the Company’s Ordinary Shares as reported on The Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however, that the Conversion Price shall not be lower than the Floor Price, without restrictive legend of any nature. Upon the occurrence of any Event of Default, the Investor (at its discretion) shall have the right to receive at 100% of the outstanding balance immediately due prior to such Event of Default.

ARTICLE IV. SENIORITY

The indebtedness evidenced by this Note and the payment of the principal and accrued interest thereof shall be Senior (as hereinafter defined) to, and have priority in right of payment over, all indebtedness of the Company, now outstanding or hereinafter incurred. “Senior” as used herein shall be deemed to mean that, in the event of any default in the payment of the obligations represented by this Note (after giving effect to “cure” provisions, if any) or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the Company, all sums payable on this Note shall first be paid in full, with interest, if any, before any payment is made upon any other indebtedness, now outstanding or hereinafter incurred, and, in any such event, any payment or distribution of any character which shall be made in respect of any other indebtedness of the Company, to the Investor for application to the payment hereof, unless and until the obligations under this Note (which shall mean the principal and other obligations arising out of, premium, if any, interest on, and any costs and expenses payable under, this Note) shall have been paid and satisfied in full.

ARTICLE V. MISCELLANEOUS

5.1 Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof. Subject to the restrictions on transfer described in this Section 5.1, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided in the Purchase Agreement. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of the Note to the Company and reissuance of a new Note to the transferee. Investor and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions and agrees to comply with the foregoing terms and conditions (and any and all terms and conditions set forth in the Purchase Agreement) for the benefit of the Company and the other Investors. Each transferee of this Note must be an “accredited investor.”

5

5.2 Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed, sent via e-mail or delivered to each party at the respective addresses of the parties as set forth in the Purchase Agreement, or at such other address or e-mail address as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given upon the earliest of (i) receipt, (ii) delivery in person or by e-mail, (iii) one business day after deposit with an overnight courier service of recognized standing and (iv) five days after being deposit in the U.S. mail, first class with postage prepaid.

5.3 Usury. In the event any interest paid on this Note is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

5.4 Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions thereof that would otherwise require the application of the laws of a different jurisdiction.

5.5 Waiver of Jury Trial; Judicial Reference. By acceptance of this Note, each Investor hereby waives its rights to a jury trial of any claim or cause of action based upon or arising out of this Note, the other Subscription Documents or the subject matter hereof or thereof. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter set forth in the Subscription Documents, including, without limitation, contract claims, tort claims (including negligence), breach of duty claims, and all other common law and statutory claims. This section and these provisions will not be subject to any exceptions. Each Investor hereto hereby further warrants and represents that such party has reviewed this waiver with its legal counsel, and that such party knowingly and voluntarily waives its jury trial rights following consultation with legal counsel.

5.6 Investment Representations. This Note has been issued subject to certain investment representations of the Investor set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

5.7 Amendments. This Note and any provision hereof may only be amended by an instrument in writing signed by the Company and the Investors that hold the Notes issued under the Purchase Agreement representing more than 50% of the aggregate amount of principal then outstanding under the Notes. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other Notes issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

[Signature pages follow]

6

The Company has caused this Note to be issued as of the date first written above.

Fitell Corporation

By:
Name:
Title:

7

EXHIBIT A — NOTICE OF CONVERSION

The undersigned hereby elects to convert $_____________ principal amount of the Note (defined below) into that number of Ordinary Shares to be issued pursuant to the conversion of the Note (the “Shares”) as set forth below, of Fitell Corporation, a Cayman Islands exempted company (the “Company”) according to the conditions of the convertible note of the Investor dated as of ______ (the “Note”), as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

Box Checked as to applicable instructions:

☐ The Borrower shall electronically transmit the Shares issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DWAC Transfer”).

☐ The undersigned hereby requests that the Company issue a certificate or certificates for the number of Ordinary Shares set forth below (which numbers are based on the Investor’s calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

[Insert Name and Address of Investor Here]

Date of conversion:	__________

Applicable Conversion Price:	$ _________

Number of Ordinary Shares to be issued pursuant to conversion of the Notes:	__________

Amount of Principal Balance due remaining under the Note after this conversion:	__________

8

Appendix 3

Form of Purchase Warrant

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN ACCORDANCE WITH SUCH ACT AND APPLICABLE STATE SECURITIES LAWS.

Warrant No. _________

No. of Ordinary Shares: __________

[FORM OF WARRANT]

to Purchase Ordinary Shares of

Fitell Corporation

a Cayman Islands Exempted Company

This Warrant certifies that __________________ (“Holder”), is entitled to purchase from Fitell Corporation, a Cayman Islands exempted company (the “Company”), ____________ ordinary shares of the Company (or any portion thereof) at an exercise price of $___ per share (the “Exercise Price”) , all on the terms and conditions hereinafter provided. The Exercise Price represents 120% of the per share price of an Ordinary Share of the Company as reported on The Nasdaq Capital Market on the date hereof (the “Issuance Date”).

Section 1. Certain Definitions. All capitalized terms used herein shall have the meaning ascribed thereto in the Securities Purchase Agreement, dated ______ __, 202__ (as may be amended from time to time and including the exhibits thereto, the “Purchase Agreement”) by and among the Company and Investors indicated on the signature pages thereto. In addition, the following terms used in this Warrant, shall have the following meaning:

“Memorandum and Articles” shall mean the Memorandum and Articles of Association of the Company, as in effect from time to time.

“Exercise Price” shall mean the exercise price per Ordinary Share set forth above, as adjusted from time to time pursuant to Section 3 hereof.

“Exercise Period” shall mean the period commencing on the Issuance Date and ending on 5:00 p.m. Eastern Standard Time on the five-year anniversary thereof. The date on which the Exercise Period will terminate will be the “Expiration Day.”

“Warrant” shall mean this Warrant and all additional or new warrants issued upon division or combination of, or in substitution for, this Warrant. All such additional or new warrants shall at all times be identical as to terms and conditions and date, except as to the number of ordinary shares for which they may be exercised.

“Warrant Shares” shall mean the Ordinary Shares purchasable by the holder of this Warrant upon the exercise of such Warrant.

Section 2. Exercise of Warrant.

(a) At any time during the Exercise Period, the Holder may at any time and from time to time exercise this Warrant, in whole or in part.

(b) The Holder shall exercise this Warrant by means of delivering to the Company at its principal office (i) a written notice of exercise, including the number of Warrant Shares to be delivered pursuant to such exercise, (ii) this Warrant and (iii) payment equal to the Exercise Price. In the event that any exercise shall not be for all Warrant Shares purchasable hereunder, the Company shall deliver to the Holder a new Warrant registered in the name of the Holder, of like tenor to this Warrant and for the remaining Warrant Shares purchasable hereunder, within ten (10) days of any such exercise. Such notice of exercise shall be in the Subscription Form set out at the end of this Warrant. The Holder may elect to pay the Exercise Price to the Company either by cash, certified check or wire transfer, and by cashless exercise, if applicable, pursuant to Section 2(c) below. Upon exercise of this Warrant and delivery of the Subscription Form with proper payment relating thereto, the Company shall cause to be executed and delivered to the Holder a certificate or certificates representing the aggregate number of fully-paid and nonassessable ordinary shares issuable upon such exercise.

(c) Unless the Warrant Shares are registered for resale by an effective non-stale registration statement of the Company which contains a prospectus that complies with Section 5(b) and Section 10 of the Securities Act within one (1) year after the Issuance Date that covers the Holder’s immediate resale of all of the Warrant Shares at prevailing market prices without any limitation, the Holder may elect to receive Warrant Shares pursuant to a cashless exercise, in lieu of a cash exercise, equal to the value of this Warrant determined in the manner described below (or of any portion thereof remaining unexercised) by surrender of this Warrant and delivering the Subscription Form, in which event the Company shall issue to Holder a number of Ordinary Shares computed using the following formula:

X = Y (A-B)

A

Where	X =	the number of Shares to be issued to Holder.

	Y =	the number of Warrant Shares that the Holder elects to purchase under this Warrant (at the date of such calculation).

	A =	the market price per Ordinary Share on the day before the Exercise Notice is delivered to the Company (at the date of such calculation).

	B =	Exercise Price (as adjusted to the date of such calculation).

(d) No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Warrant Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then-current fair market value of a Warrant Share by such fraction.

(e) The share certificates for Warrant Shares to be delivered in accordance with this Section 2 shall be in such denominations as may be specified in said notice of exercise and shall be registered in the name of the Holder or such other name or names as shall be designated in said notice. Such certificate or certificates shall be deemed to have been issued and upon the Holder or any other person so designated to be named having been registered in the Company’s register of members as the holder of the Warrant Shares, such person registered shall be deemed to have become the holder of record of such shares, including to the extent permitted by law the right to vote such shares or to consent or to receive notice as shareholders, as of the time such person is registered as the holder of the Warrant Shares on the Company’s register of member as aforesaid.

(f) The Company shall pay all expenses payable in connection with the preparation, issue and delivery of share certificates under this Section 2, including any transfer taxes resulting from the exercise of the Warrant and the issuance of Warrant Shares hereunder.

(g) All Warrant Shares issuable upon the exercise of this Warrant in accordance with the terms hereof shall be validly issued, fully paid and nonassessable, and free from all liens and other encumbrances thereon, other than liens or other encumbrances created by the Holder.

Section 3. Adjustment of Exercise Price and Warrant Shares.

(a) If, at any time prior to the Expiration Date, the number of outstanding Ordinary Shares is (i) increased by a share dividend payable in Ordinary Shares or by a subdivision or split-up of Ordinary Shares, or (ii) decreased by a combination of Ordinary Shares, then, following the record date fixed for the determination of holders of Ordinary Shares entitled to receive the benefits of such share dividend, subdivision, split-up, or combination, the Exercise Price shall be adjusted to a new amount equal to the product of (I) the Exercise Price in effect on such record date and (II) the quotient obtained by dividing (x) the number of ordinary shares outstanding on such record date (without giving effect to the event referred to in the foregoing clause (i) or (ii)), by (y) the number of ordinary shares which would be outstanding immediately after the event referred to in the foregoing clause (i) or (ii), if such event had occurred immediately following such record date, provided that no adjustments shall be made if this would result in the Exercise Price to be lower than the par value of the Ordinary Shares, in which case such Exercise Price will be deemed to be the par value of the Ordinary Shares.

(b) Upon each adjustment of the Exercise Price as provided in Section 3 (a), the Holder shall thereafter be entitled to subscribe for and purchase, at the Exercise Price resulting from such adjustment, the number of s Warrant Shares equal to the product of (i) the number of shares of Warrant Shares existing prior to such adjustment and (ii) the quotient obtained by dividing (I) the Exercise Price existing prior to such adjustment by (II) the new Exercise Price resulting from such adjustment.

Section 4. Division and Combination. This Warrant may be divided or combined with other Warrants upon presentation at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. The Company shall pay all expenses in connection with the preparation, issue and delivery of Warrants under this Section 4, including any transfer taxes resulting from the division or combination hereunder. The Company agrees to maintain at its aforesaid office books for the registration of the Warrants.

Section 5. Reclassification, Etc. In case of any reclassification or change of the outstanding Ordinary Shares of the Company (other than as a result of a subdivision, combination or share dividend), or in case of any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Ordinary Shares of the Company) at any time prior to the Expiration Date, then, as a condition of such reclassification, reorganization, change, consolidation or merger, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right prior to the Expiration Date to purchase, at a total price not to exceed that payable upon the exercise of this Warrant, the kind and amount of shares and other securities and property receivable upon such reclassification, reorganization, change, consolidation or merger by a holder of the number of ordinary shares of the Company which might have been purchased by the Holder immediately prior to such reclassification, reorganization, change, consolidation or merger, in any such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including provisions for the adjustment of the Exercise Price and of the number of shares purchasable upon exercise of this Warrant) shall thereafter be applicable in relation to any shares and other securities and property thereafter deliverable upon exercise hereof.

Section 6.Reservation and Authorization of Authorised Shares. The Company shall at all times reserve and keep available for issuance such number of its authorized but unissued ordinary shares as will be sufficient to permit the exercise in full of all outstanding Warrants.

Section 7. Stock and Warrant Books. The Company will not at any time, except upon dissolution, liquidation or winding up, close its stock books or Warrant books so as to result in preventing or delaying the exercise of any Warrant.

Section 8 Limitation of Liability. No provisions hereof, in the absence of affirmative action by the Holder to purchase Warrant Shares hereunder, shall give rise to any liability of the Holder to pay the Exercise Price or as a shareholder of the Company (whether such liability is asserted by the Company or creditors of the Company).

Section 9. Transfer. Subject to compliance with the Securities Act and the applicable rules and regulations promulgated thereunder, this Warrant and all rights hereunder shall be transferable in whole or in part. Any such transfer shall be made at the office or agency of the Company at which this Warrant is exercisable, by the registered holder hereof in person or by its duly authorized attorney, upon surrender of this Warrant together with the assignment hereof properly endorsed, and promptly thereafter a new warrant shall be issued and delivered by the Company, registered in the name of the assignee. Until registration of transfer hereof on the books of the Company, the Company may treat the Holder as the owner hereof for all purposes.

Section 10. Investment Representations; Restrictions on Transfer of Warrant Shares. The Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of Warrant Shares acquired upon exercise hereof, such Holder will deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the account of the Holder or are being held by the Holder as trustee, investment manager, investment advisor or as any other fiduciary for the account of the beneficial owner or owners for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering and distributing such securities (or any portion thereof).

Section 11. Loss, Destruction of Warrant Certificates. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity and/or security satisfactory to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of ordinary shares.

Section 12. Amendments. The terms of this Warrant may be amended, and the observance of any term herein may be waived, but only with the written consent of the Company and the Holder.

Section 13. Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed, sent via e-mail or delivered to each party at the respective addresses of the parties as set forth in the Purchase Agreement, or at such other address or e-mail address as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given upon the earliest of (i) receipt, (ii) delivery in person or by e-mail, (iii) one business day after deposit with an overnight courier service of recognized standing and (iv) five days after being deposit in the U.S. mail, first class with postage prepaid.

Section 14. Successors and Assigns. This Warrant shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns.

Section 15.Governing Law. In all respects, including all matters of construction, validity and performance, this Warrant and the obligations arising hereunder shall be governed by, and construed and enforced in accordance with the laws of the State of New York.

[Signature pages follow]

IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and issued as of the date first written above.

FITELL CORPORATION

By:
Print name:
Title:

SUBSCRIPTION FORM

(to be executed only upon exercise of Warrant)

To:	Fitell Corporation

The undersigned, pursuant to the provisions set forth in the attached Warrant (No. __ ), hereby irrevocably elects to purchase __________ ordinary shares covered by such Warrant. Please issue a certificate or certificates representing said ordinary shares in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

Social Security or Tax Identification Number

Dated:

Signature

Print Name

Appendix 4

Amended and Restated Memorandum and Articles of Association.

Companies Act (Revised)

Company Limited by Shares

Fitell Corporation

AMENDED AND RESTATED

memorandum AND ARTICLES of association

(adopted by special resolutions passed on [8 January 2024])

Companies Act (Revised)

Company Limited by Shares

Fitell Corporation

AMENDED AND RESTATED

memorandum of association

(adopted by special resolutions passed on [8 January 2024])

Companies Act (Revised)

Company Limited by Shares

Amended and Restated Memorandum of Association

of

Fitell Corporation

(adopted by special resolutions passed on [8 January 2024])

1	The name of the Company is Fitell Corporation.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD50,000 divided into 500,000,000 Ordinary shares of par value USD0.0001 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:
(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

Fitell Corporation

AMENDED AND RESTATED

ARTICLES of association

(adopted by special resolutions passed on [8 January 2024])

CONTENTS

1 Definitions, interpretation and exclusion of Table A	1
Definitions	1
Interpretation	3
Exclusion of Table A Articles	4

2 Shares	4
Power to issue Shares and options, with or without special rights	4
Power to issue fractions of a Share	5
Power to pay commissions and brokerage fees	5
Trusts not recognised	5
Power to vary class rights	5
Effect of new Share issue on existing class rights	6
Capital contributions without issue of further Shares	6
No bearer Shares or warrants	6
Treasury Shares	7
Rights attaching to Treasury Shares and related matters	7
Register of Members	7
Annual Return	8

3 Share certificates	8
Issue of share certificates	8
Renewal of lost or damaged share certificates	8

4 Lien on Shares	9
Nature and scope of lien	9
Company may sell Shares to satisfy lien	9
Authority to execute instrument of transfer	10
Consequences of sale of Shares to satisfy lien	10
Application of proceeds of sale	10

5 Calls on Shares and forfeiture	11
Power to make calls and effect of calls	11
Time when call made	11
Liability of joint holders	11
Interest on unpaid calls	11
Deemed calls	11
Power to accept early payment	11
Power to make different arrangements at time of issue of Shares	12
Notice of default	12
Forfeiture or surrender of Shares	12
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	12
Effect of forfeiture or surrender on former Member	13
Evidence of forfeiture or surrender	13
Sale of forfeited or surrendered Shares	13

6 Transfer of Shares	14
Form of transfer	14
Power to refuse registration for Shares not listed on a Designated Stock Exchange	14
Suspension of transfers	15
Company may retain instrument of transfer	15
Notice of refusal to register	15

7 Transmission of Shares	15
Persons entitled on death of a Member	15
Registration of transfer of a Share following death or bankruptcy	15
Indemnity	16
Rights of person entitled to a Share following death or bankruptcy	16

8 Alteration of capital	16
Increasing, consolidating, converting, dividing and cancelling share capital	16
Dealing with fractions resulting from consolidation of Shares	17
Reducing share capital	17

9 Redemption and purchase of own Shares	17
Power to issue redeemable Shares and to purchase own Shares	17
Power to pay for redemption or purchase in cash or in specie	18
Effect of redemption or purchase of a Share	18

10 Meetings of Members	19
Power to call meetings	19
Content of notice	20
Period of notice	20
Persons entitled to receive notice	20
Publication of notice on a website	20
Time a website notice is deemed to be given	21
Required duration of publication on a website	21
Accidental omission to give notice or non-receipt of notice	21

11 Proceedings at meetings of Members	21
Quorum	21
Lack of quorum	22
Use of technology	22
Chairman	22
Right of a director to attend and speak	22
Adjournment	23
Method of voting	23
Outcome of vote by show of hands	23
Withdrawal of demand for a poll	23
Taking of a poll	23
Chairman’s casting vote	24

Amendments to resolutions	24
Written resolutions	24
Sole-member company	26

12 Voting rights of Members	26
Right to vote	26
Rights of joint holders	27
Representation of corporate Members	27
Member with mental disorder	27
Objections to admissibility of votes	28
Form of proxy	28
How and when proxy is to be delivered	28
Voting by proxy	29

13 Number of directors	30

14 Appointment, disqualification and removal of directors	30
First directors	30
No age limit	30
Corporate directors	30
No shareholding qualification	30
Appointment of directors	30
Removal of directors	31
Resignation of directors	31
Termination of the office of director	31

15 Alternate directors	32
Appointment and removal	32
Notices	33
Rights of alternate director	33
Appointment ceases when the appointor ceases to be a director	33
Status of alternate director	34
Status of the director making the appointment	34

16 Powers of directors	34
Powers of directors	34
Appointments to office	34
Remuneration	35
Disclosure of information	35

17 Delegation of powers	36
Power to delegate any of the directors’ powers to a committee	36
Power to appoint an agent of the Company	36
Power to appoint an attorney or authorised signatory of the Company	36
Power to appoint a proxy	37

18 Meetings of directors	37
Regulation of directors’ meetings	37
Calling meetings	37
Notice of meetings	37
Period of notice	37
Use of technology	38
Place of meetings	38
Quorum	38
Voting	38
Validity	38
Recording of dissent	38
Written resolutions	39
Sole director’s minute	39

19 Permissible directors’ interests and disclosure	39
Permissible interests subject to disclosure	39
Notification of interests	40
Voting where a director is interested in a matter	40

20 Minutes	40

21 Accounts and audit	41
Accounting and other records	41
No automatic right of inspection	41
Sending of accounts and reports	41
Time of receipt if documents are published on a website	41
Validity despite accidental error in publication on website	42
When accounts are to be audited	42

22 Financial year	42

23 Record dates	42

24 Dividends	42
Declaration of dividends by Members	42
Payment of interim dividends and declaration of final dividends by directors	43
Apportionment of dividends	43
Right of set off	44
Power to pay other than in cash	44
How payments may be made	44
Dividends or other moneys not to bear interest in absence of special rights	45
Dividends unable to be paid or unclaimed	45

25 Capitalisation of profits	45
Capitalisation of profits or of any share premium account or capital redemption reserve	45
Applying an amount for the benefit of members	46

26 Share premium account	46
Directors to maintain share premium account	46
Debits to share premium account	46

27 Seal	46
Company seal	46
Duplicate seal	47
When and how seal is to be used	47
If no seal is adopted or used	47
Power to allow non-manual signatures and facsimile printing of seal	47
Validity of execution	47

28 Indemnity	48
Indemnity	48
Release	48
Insurance	49

29 Notices	49
Form of notices	49
Electronic communications	49
Persons authorised to give notices	50
Delivery of written notices	50
Joint holders	50
Signatures	50
Evidence of transmission	50
Giving notice to a deceased or bankrupt Member	51
Date of giving notices	51
Saving provision	51

30 Authentication of Electronic Records	51
Application of Articles	51
Authentication of documents sent by Members by Electronic means	52
Authentication of document sent by the Secretary or Officers of the Company by Electronic means	52
Manner of signing	53
Saving provision	53

31 Transfer by way of continuation	53

32 Winding up	54
Distribution of assets in specie	54
No obligation to accept liability	54
The directors are authorised to present a winding up petition	54

33 Amendment of Memorandum and Articles	54
Power to change name or amend Memorandum	54
Power to amend these Articles	54

Companies Act (Revised)

Company Limited by Shares

Amended and Restated Articles of Association

of

Fitell Corporation

(adopted by special resolutions dated [8 January 2024])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands.

Articles means, as appropriate:

(a)	these Articles of Association as amended from time to time: or

(b)	two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Company means the above-named company.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchanges means the NASDAQ Stock Market LLC in the United States of America for so long as the Shares are there listed and any other stock exchange on which the Shares are listed for trading;

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Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Member means any person or persons entered on the register of members from time to time as the holder of a Share.

Memorandum means the Memorandum of Association of the Company as amended from time to time.

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a written resolution passed by the requisite majority in accordance with Article 11.21.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

2

Share means a share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Act; and the expression includes a unanimous written resolution.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.12.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

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(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

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(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Power to issue fractions of a Share

2.3	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.4	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.5	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.6	Except as required by law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.7	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

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2.8	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, at the meeting may demand a poll.

Effect of new Share issue on existing class rights

2.9	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.10	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.11	The Company shall not issue Shares or warrants to bearers.

6

Treasury Shares

2.12	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.13	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.14	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.15	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.16	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

Register of Members

2.17	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

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2.18	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.19	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the directors may determine. If the directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

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(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4	The Shares may be sold in such manner as the directors determine.

4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

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Authority to execute instrument of transfer

4.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

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5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

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Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

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Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

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6	Transfer of Shares

Form of transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form prescribed by the Designated Stock Exchange or in a form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange, the directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

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Suspension of transfers

6.4	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by Electronic means, be suspended and the register of Members closed at such times and for such periods as the directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the directors refuse to register a transfer of any Shares not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the directors may properly require.

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7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

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(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

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(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

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10	Meetings of Members

Power to call meetings

10.1	The directors may call a general meeting at any time.

10.2	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.5	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

10.6	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

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Content of notice

10.9	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, or any meeting at which Electronic Communication Facilities will be utilized (including any Virtual Meeting), the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(c)	subject to paragraph (d), the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.10	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.11	At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.12	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

10.13	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

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(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

10.14	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.15	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.16	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy at the meeting. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: two Members.

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Lack of quorum

11.2	If a quorum is not present at the meeting within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present at the meeting within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

Use of technology

11.3	A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

11.4	The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present at the meeting within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

11.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

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Adjournment

11.7	The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.8	Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded:

(a)	by the chairman; or

(b)	by any Member or Members present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.

Outcome of vote by show of hands

11.10	Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

11.11	The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

11.12	A poll demanded on the question of adjournment shall be taken immediately.

11.13	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

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11.14	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.15	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.16	If the votes on a resolution, whether on a show of hands or on a poll, are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.17	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.18	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.19	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

11.20	Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

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(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.21	Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are:

(i)	given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of seven (7) days beginning with the date that the notice is first given;

(b)	the required majority of the Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of three (3) days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of seven (7) days beginning with the date that notice of it is first given.

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11.22	If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 29 (relating to notices) prior to the written resolution taking effect.

11.23	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

11.24	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2	Members may vote in person or by proxy.

12.3	On a show of hands, every Member shall have one vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll a Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

12.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

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Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

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Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

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(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.22	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)	but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

12.23	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

12.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

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13	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.

14	Appointment, disqualification and removal of directors

First directors

14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

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(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.

14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.9	A director may be removed by Ordinary Resolution.

Resignation of directors

14.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

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(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15	Alternate directors

Appointment and removal

15.1	Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

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(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

15.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

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Status of alternate director

15.10	An alternate director shall carry out all functions of the director who made the appointment.

15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12	An alternate director is not the agent of the director appointing him.

15.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of directors

Powers of directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as managing director;

(c)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.

16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

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16.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.8	The Secretary or Officer must consent in writing to holding that office.

16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

16.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	A director’s remuneration shall be fixed by the Company by Ordinary Resolution or as the directors may determine. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

16.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

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(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the directors’ powers to a committee

17.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

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(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

17.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

17.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

18	Meetings of directors

Regulation of directors’ meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.

Period of notice

18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

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Use of technology

18.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

18.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

18.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

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Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

19.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3	Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

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19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

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21	Accounts and audit

Accounting and other records

21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

21.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

21.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

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Validity despite accidental error in publication on website

21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.7	Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

23	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

24	Dividends

Declaration of dividends by Members

24.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

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Payment of interim dividends and declaration of final dividends by directors

24.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

24.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

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Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

24.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

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(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

25.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

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Applying an amount for the benefit of members

25.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account

Directors to maintain share premium account

26.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

26.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

26.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal

Company seal

27.1	The Company may have a seal if the directors so determine.

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Duplicate seal

27.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

27.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

27.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

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28	Indemnity

Indemnity

28.1	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director (including alternate director), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

28.2	To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the director (including alternate director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the director (including alternate director), Secretary or that Officer for those legal costs.

Release

28.3	To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

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Insurance

28.4	To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29	Notices

Form of notices

29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	(if applicable) the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

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If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

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Giving notice to a deceased or bankrupt Member

29.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the Member’s registered address	At the time and date it was left
By posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

29.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30	Authentication of Electronic Records

Application of Articles

30.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

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Authentication of documents sent by Members by Electronic means

30.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

30.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

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Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31	Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

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32	Winding up

Distribution of assets in specie

32.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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